FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* General Conference Corporation of Seventh-Day Adventists	2. Issuer Name and Ticker or Trading Symbol LifePoint, Inc. ("LFP")		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director X 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 12501 Old Columbia Pike	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 52-6037545	4. Statement for Month/Day/Year 11/12/02
(Street) Silver Spring, MD 20904		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $0.001 par value	6/30/02		J	V	9,646	A	See (1)	6,016,246	D
Common Stock, $0.001 par value	8/13/02		J	V	5,000	A	See (2)	6,021,246	D
Common Stock $0.001 par value	9/30/02		J	V	13,073	A	See (1)	6,034,319	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Common Stock Warrants (right to buy)	$3.00	11/12/02		J		1,500,000		11/12/02	11/12/07	Common Stock	1,500,000		1,500,000	D
Convertible Promissory Note	$4.00	11/12/02		J		See (3)		See (3)	See (3)	Common Stock	See (3)		See (3)	D

Explanation of Responses:

(1) Shares issued to reporting person as redemption of premium issued as part of reporting person's investment in the issuer's Series C Convertible Preferred Stock.
(2) Shares issued to reporting person as compensatory shares issued as part of reporting person's investment in the issuer's Series C Convertible Preferred Stock.
(3) Convertible promissory note in the principal amount of $2,500,000 issued to Reporting Person by Issuer. The principal amount plus any accrued interest are convertible at any time, at the election of the Reporting Person, into shares of the Issuer's Common Stock at the conversion rate of $4.00 per share.

By: /s/ Steven G. Rose Steven G. Rose, Associate Treasurer, General Conference Corporation of Seventh-Day Adventists **Signature of Reporting Person	11/15/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.